

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

David McJannet
Chief Executive Officer
HashiCorp, Inc.
101 Second Street, Suite 700
San Francisco, CA 94105

Re: HashiCorp, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 20, 2021
CIK No. 0001720671

Dear Mr. McJannet:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 20, 2021

Summary Consolidated Financial Data, page 17

1. We note that you reflect the additional shares and compensation expense related to performance RSUs that will vest as of July 31, 2021 in your pro forma earnings per share calculations. Please address the following:

   • Revise to include the expense and related shares for all RSUs that will vest at the effective date of your IPO, or the most recent practicable date prior to the effectiveness of this offering, including those that will vest subsequent to July 31, 2021 and disclose the date used to determine these amounts.

David McJannet
HashiCorp, Inc.
November 1, 2021
Page 2

- Ensure that the adjustment to the numerator assumes such adjustment was made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.

- Revise your denominator adjustment for the year ended January 31, 2021 to assume all performance RSUs that will vest upon the offering were outstanding as of the beginning of the period presented. Refer to Article 11-02(a)(9)(ii) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations, page 87

2.   Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to your performance RSUs that will be recorded upon effectiveness of this offering and in the future periods, which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Coke, Esq.